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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                --------------
                                SCHEDULE 14D-9
                              (Amendment No. 79)
                                (RULE 14d-101)

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                                --------------
                          WILLAMETTE INDUSTRIES, INC.
                           (Name of Subject Company)

                          WILLAMETTE INDUSTRIES, INC.
                     (Name of Person(s) Filing Statement)
                                --------------
                    Common Stock, Par Value $0.50 Per Share
                        (Title of Class of Securities)
                                --------------
                                   969133107
                     (CUSIP Number of Class of Securities)
                                --------------
                              DUANE C. MCDOUGALL
                     President and Chief Executive Officer
                          Willamette Industries, Inc.
                      1300 S.W. Fifth Avenue, Suite 3800
                              Portland, OR 97201
                                (503) 227-5581
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on behalf of the Person(s) Filing Statement)
                                --------------
                                With a copy to:

                             GARY L. SELLERS, ESQ.
                             MARIO A. PONCE, ESQ.
                          Simpson Thacher & Bartlett
                             425 Lexington Avenue
                              New York, NY 10017
                                (212) 455-2000
                                --------------
 [__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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     This Amendment No. 79 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on December 5, 2000 (as amended, the "Schedule 14D-9") by Willamette Industries, Inc., an Oregon corporation ("Willamette" or the "Company"), relating to the offer by Company Holdings, Inc., a Washington corporation (the "Purchaser") and a wholly owned subsidiary of Weyerhaeuser Company, a Washington corporation ("Weyerhaeuser"), to purchase all of the outstanding common stock, par value $0.50 per share, (including the associated rights to purchase shares of Series B Junior Participating Preferred Stock) of the Company. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     Item 4(a) is hereby amended by adding the following at the end thereof:

     At meetings held on December 18, 2001 and January 3, 2002, Willamette's Board of Directors carefully considered the terms and conditions of the December 2001 Offer, presentations by management and its legal and financial advisors and other relevant factors permitted by applicable law, including the social, legal and economic effects on employees, customers and suppliers of the Company and on the communities and geographical areas in which the Company and its subsidiaries operate, the economy of the state and the nation, the long-term as well as the short-term interests of the Company and its shareholders, as well as the possibility that these interests may be best served by the continued independence of the Company.

     FOR THE REASONS DESCRIBED BELOW, WILLAMETTE'S BOARD OF DIRECTORS CONCLUDED, BY A VOTE OF 6-3, THAT THE DECEMBER 2001 OFFER IS INADEQUATE, DOES NOT REFLECT THE VALUE OR PROSPECTS OF THE COMPANY, AND IS NOT IN THE BEST INTERESTS OF THE COMPANY, ITS SHAREHOLDERS AND OTHER CONSTITUENCIES. ACCORDINGLY, THE BOARD RECOMMENDS THAT ALL HOLDERS OF WILLAMETTE COMMON STOCK REJECT THE DECEMBER 2001 OFFER, NOT TENDER THEIR SHARES TO THE PURCHASER AND WITHDRAW ANY SHARES THAT THEY MAY HAVE PREVIOUSLY TENDERED.

     Reasons for the Board of Directors' Recommendation.

     In reaching its conclusions and recommendation described above, Willamette's Board of Directors considered a number of factors, including the following:

     o Based on its familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the industries in which the Company operates and the Company's strong position in these industries, the Board believes that the December 2001 Offer Price is inadequate and that the December 2001 Offer does not reflect the long-term value inherent in the Company.

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     o    The fact that during discussions between representatives of Willamette and Weyerhaeuser between December 19, 2001 and January 3, 2002, Willamette's representatives made a good faith effort at establishing a constructive dialogue, offered to make available Willamette's senior management to respond to questions, and provided information regarding potential synergies in a combination with Weyerhaeuser that management estimates to be in excess of $400 million. Willamette's representatives also offered to review a detailed breakdown of Weyerhaeuser's synergy estimates. Despite repeating numerous times over the past year that it stands ready to negotiate, Weyerhaeuser responded to Willamette's efforts by declining to furnish Willamette with a breakdown of their own synergy estimates, publishing a letter disagreeing with Willamette's synergy estimates and stating that the December 2001 Offer Price represents the highest price it is willing to offer for Willamette.

     o The opinion of Goldman Sachs, financial advisor to the Company, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that, as of January 3, 2002, the December 2001 Offer Price is inadequate, from a financial point of view, to the Company's shareholders (other than Weyerhaeuser and its affiliates).

     o The Board believes that continuing the Company's strategic plan, including a potential business combination transaction involving Georgia-Pacific's building products business, is in the best interests of the Company's shareholders and should result in higher long-term market value.

     o The fact that the average annual return (including re-invested dividends) of the Willamette Common Stock has been nearly four times that of the Industry Composite over the period 1991 through November 10, 2000, and has almost matched the S&P 500 performance over that period (despite a very difficult decade for the industry and an extraordinarily good performance for the S&P 500).

     o The fact that over the last ten years, the Company's average annual EPS growth rate has significantly exceeded the EPS growth rate of the Industry Composite as well as that of a large cap composite comprised of International Paper, Georgia-Pacific and Weyerhaeuser.

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     o    The opinion of Willamette's management that the Company has developed and executed a sound, proven strategy of increasing earnings through sales growth, operating efficiency and cost-reduction and their belief that the Company is among the low-cost integrated producers in its brown and white paper segments and highly competitive in its building products segment. In this regard, the Board noted that Willamette has consistently led the industry by most key financial metrics, such as operating margins and returns, and the Board believes that Willamette is well-positioned to continue this outperformance.

     o The fact that Willamette has undertaken significant value-enhancing initiatives over the last few years aimed at reducing costs, growing market opportunities and, most importantly, increasing EPS growth; management believes that these initiatives will add between $230 and $380 million in annual earnings before interest, taxes, depreciation and amortization by 2004 compared to today's levels./1/

     o The opinion of the Company's management as to the Company's prospects for future growth and profitability, based on its knowledge of the Company's businesses, its views as to the Company's long-term strategic plan, the various value-enhancing opportunities available to the Company in the future and recent trends and developments in the industry.

     o The Board's and management's commitment to protecting the best interests of the shareholders of the Company and enhancing the long-term value of the Company.

     In light of the above factors, Willamette's Board of Directors concluded, by a vote of 6-3, that the December 2001 Offer is inadequate, does not reflect the value or prospects of the Company, and is not in the best interests of the Company, its shareholders and other constituencies. ACCORDINGLY, THE BOARD RECOMMENDS THAT ALL HOLDERS OF WILLAMETTE COMMON STOCK REJECT THE DECEMBER 2001 OFFER, NOT TENDER THEIR SHARES TO THE PURCHASER AND WITHDRAW ANY SHARES THAT THEY MAY HAVE PREVIOUSLY TENDERED.

     The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but includes all material factors considered by the Board. In reaching its determination to reject the December 2001 Offer, the Board did not assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of its legal and financial advisors.

     Item 4(b) is hereby amended by adding the following at the end thereof:

     On January 2, 2002, Weyerhaeuser published a letter that Mr. Rogel sent to the members of Willamette's Board of Directors. On January 4, 2002, Willamette issued a press release regarding the December 2001 Offer, the form of which is filed as Exhibit (a)(2)(1xxviii) hereto.

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/1/ For further information regarding the amount and timing of these investments and anticipated benefits, please refer to the Investor Presentation filed on November 27, 2001 as Exhibit (a)(2)(1xxv) to Amendment No. 72 to the Schedule 14D-9.

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ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     On January 3, 2002, Willamette's Board of Directors directed senior management to continue negotiations with Georgia-Pacific regarding a potential business combination with Georgia-Pacific's building products business. There can be no assurances as to when or if a transaction will be consummated.


ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (a)(2)(lxxviii)    Form of press release issued by Willamette on
                           January 4, 2002.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2002        WILLAMETTE INDUSTRIES, INC.

                              By:  /s/ DUANE C. MCDOUGALL
                                   ----------------------
                              Name:  Duane C. McDougall
                              Title: President and Chief Executive Officer

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                                 EXHIBIT INDEX

Exhibit
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(a)(2)(lxxviii)   Form of press release issued by Willamette on January 4, 2002.